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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 7)
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                -----------------
                              VLSI TECHNOLOGY, INC.
                            (NAME OF SUBJECT COMPANY)
                                -----------------

                              KPE ACQUISITION INC.
                      KONINKLIJKE PHILIPS ELECTRONICS N.V.
                           (ROYAL PHILIPS ELECTRONICS)
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (INCLUDING THE ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    981270109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WILLIAM E. CURRAN
                                    PRESIDENT
                           1251 AVENUE OF THE AMERICAS
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10020
                                  212-536-0500
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:
                             NEIL T. ANDERSON, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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         This  Amendment  No. 7 amends the Tender  Offer  Statement  on Schedule
14D-1 filed on March 5, 1999 (the "Schedule 14D-1") by Koninklijke Philips Electronics N.V., a company incorporated under the laws of The Netherlands ("Royal Philips"), and KPE Acquisition Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Royal Philips, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and, together with the Common Stock, the "Shares") of VLSI Technology, Inc., a Delaware corporation (the "Company") pursuant to the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.

ITEM 10.   ADDITIONAL INFORMATION.

         On May 1, 1999, Royal Philips, the Purchaser and the Company entered into a definitive merger agreement (the "Merger Agreement"), in the form attached to this Schedule 14D-1 as Exhibit (a)(13), which is incorporated by reference herein. Pursuant to the Merger Agreement, the Purchaser has agreed to amend and hereby amends the Offer to, among other things, increase the per Share purchase price from $17.00 per Share to $21.00 per Share and to amend the conditions to the Offer to be as set forth in Annex A to the Merger Agreement. An amended and supplemented Offer to Purchase and a revised Letter of Transmittal will be filed with the SEC and mailed to the stockholders of the Company promptly.

         Pursuant to the Merger Agreement, the Expiration Date of the Offer which was scheduled for 12:00 midnight, New York City time, on Monday, May 10, 1999 has been extended to 12:00 midnight, New York City time, on Friday, May 14, 1999, unless the Offer is further extended.

         In addition, on May 2, 1999, Royal Philips and the Company issued a joint press release announcing the execution of the Merger Agreement and the extension of the Expiration Date, in the form attached to this Schedule 14D-1 as Exhibit (a)(14).

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended to add the following:

(a)(13) Agreement and Plan of Merger, dated as of May 1, 1999, among Royal Philips, Purchaser and the Company.

(a)(14) Joint press release issued by Royal Philips and the Company, dated May 2, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 3, 1999

                                       KONINKLIJKE PHILIPS ELECTRONICS N.V.


                                       By: /s/   GUIDO R.C. DIERICK
                                           ------------------------------------
                                           Name:  Guido R.C. Dierick
                                           Title: Director and Deputy Secretary


                                       KPE ACQUISITION INC.


                                       By: /s/    BELINDA CHEW
                                           ------------------------------------
                                           Name: Belinda Chew
                                           Title: Vice President


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                                   DESCRIPTION
-------                                  -----------

(a)(13) Agreement and Plan of Merger, dated as of May 1, 1999, among Royal Philips, the Purchaser and the Company.

(a)(14) Joint press release issued by Royal Philips and the Company, dated May 2, 1999, announcing the execution of the Merger Agreement and the extension of the Expiration Date.